Exhibit 99.1

Bioceres Crop Solutions Announces Brazil’s Approval of New Generation Bio-Insecticide

LONDRINA, Brazil—May 7, 2024 (BUSINESS WIRE) —Bioceres Crop Solutions Corp. (NASDAQ: BIOX), announced today the approval by Brazil’s Ministry of Agriculture and Livestock (MAPA- Ministério da Agricultura e Pecuária) of three new bio-insecticidal/bio-nematicidal solutions derived from inactivated cells of the company’s proprietary Burkholderia platform.

The approval represents a significant regulatory milestone in the Brazilian market, marking the first endorsement of biological products formulated from fully inactivated microorganisms. Bioceres’ most advanced bio-control solutions leverage the metabolites of inactivated microorganisms, resulting in products that demonstrate heightened effectiveness, precision, shelf-life, and formulation stability, as well as greater consistency in their mode of action compared to live microbes. Moreover, non-living bacteria-based products can be formulated with increased potency and at much lower costs, nearing cost parity to less favorable present-day chemical alternatives.

Bioceres products based on Burkholderia-derived metabolites were first registered in the United States in 2014 and have since been commercialized in Mexico, Peru, Chile, Turkey, and parts of Africa. In the United States alone, they are used as nematicidal and insecticidal seed treatment on more than 4 million hectares (>10 million acres) of corn, cotton and soybeans, effectively replacing abamectin in seed treatments, while also boosting the control of soil-dwelling insect pests that are typically controlled by neonicotinoids, pyrethroids, and organophosphates.

Brazil is the first bio-control market in the world with significant use in row crops and poised to become the largest individual bio-control market by 2030. Bio-insecticides and bio-nematicides currently represent approximately 11% of the country’s total insecticide and nematicide market, estimated at $5.5 billion, and have been growing at an annual average rate of 44% for the past five years. This approval enables the commercialization of Burkholderia-derived products in the country and opens the door for future related product launches. Bioceres’ bio-control solutions are commercialized in Brazil under the Rizobacter brand, as well as other brands used by third party licensees.

"This approval is a much-awaited milestone for our near-term growth plans in Brazil and, because of the global relevance of this market, for our company in general. Our 2022 acquisition of Marrone Bio Innovations — now ProFarm — was predicated mostly on two of its platforms: lignosulfonate-based bio-stimulants and inactivated-microbes (metabolites) for bio-control purposes. On bio-stimulants, we have grown ten-fold in Brazil since our acquisition. On the bio-control opportunity, we were on hold until today. This initial approval will allow us to move forward with in-furrow and foliar applications, in a first stage, and with seed treatment solutions, in a second stage. To put things into perspective, soybean seeds in Brazil are treated today with insecticidal solutions that cost around $15 per bag ($22.5 per hectare), that could be replaced very competitively with this new family of biologicals" said Federico Trucco, CEO of Bioceres Crop Solutions.

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4 program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs.

Forward-looking statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Bioceres Crop Solutions
Paula Savanti
Head of Investor Relations
investorrelations@biocerescrops.com